FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 000-30850

Valcent Products Inc.
(Translation of registrant’s name into English)

420 - 475 Howe Street,
Vancouver, British Columbia
Canada V6C 2B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐  No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	The unaudited interim financial statements of Valcent Products Inc. [formerly Nettron.com, Inc.] (the “Corporation”) for the period ended September 30, 2005.

99.2	Management Discussion and Analysis as of November 28, 2005.

99.3	CEO Certification of Interim Filings for the interim period ended September 30, 2005.

99.4	CFO Certification of Interim Filings for the interim period ended September 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALCENT PRODUCTS INC.
(Registrant)

Date: December 1, 2005	By:	/s/ George Orr
George Orr
	Title:	Chief Financial Officer, Secretary and Director